July 28, 2022

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Total Return Fund Inc.

CIK 0000836412

Ladies and Gentlemen:

Pursuant to the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and the General Rules and Regulations thereunder, enclosed for filing electronically is pre-effective amendment 1 to the Registration Statement on Form N-2 of Virtus Total Return Fund Inc. (the “Fund”). This filing relates to an offering of non-transferable rights to shareholders of the Fund to subscribe for new shares of Common Stock to be issued by the Fund.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

Enclosures

cc:	Jennifer Fromm, Esq.

Kevin Carr, Esq.

David Mahaffey, Esq.

Linda Miller